SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                   FORM 6-K

                           Report of Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of


                      The Securities Exchange Act of 1934



For the month of December 2002


                               Hummingbird Ltd.
------------------------------------------------------------------------------
                (Translation of registrant's name into English)


              1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada.
------------------------------------------------------------------------------
                   (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F ______ Form 40-F __X___


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes _____         No __X__


Encls.   1 (one)

Hummingbird logo

                 INTERNATIONAL LAW FIRM HOWREY SIMON ARNOLD &
                 WHITE SELECTS HUMMINGBIRD ENTERPRISE(TM)5.0
         Integrated knowledge management solution will enable project teams around the world to collaborate on work in progress, improving productivity

Toronto - December 16, 2002 - Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that Howrey Simon Arnold & White, one of the world's leading Intellectual Property law firms, has purchased Hummingbird Enterprise(TM) 5.0 for implementation throughout their US and European offices. Hummingbird Enterprise will provide Howrey's employees, partners and clients with an integrated information and knowledge management solution enabling them to collaboratively share, manage and distribute document-based information, enhancing team productivity and improving efficiencies across the entire firm.

Howrey Simon Arnold & White, LLP, is an international law firm with over 525 attorneys and more than 50 economic, financial, and environmental consultants. Hummingbird Enterprise will create a web-based desktop environment for their lawyers, support staff and clients, providing a single point of access to their existing knowledge base through a highly scalable and secure Internet platform. With the Hummingbird document management and collaboration solution, legal teams will work together more efficiently creating and sharing documents and information associated with a particular transaction or client, in real time, across multiple locations.

"As a global practice, it is not uncommon for us to staff trials or complex antitrust matters with teams working throughout the US, Europe and recently, Asia," said Robert Koenen, Chief Operating Officer at Howrey Simon Arnold & White. "Hummingbird Enterprise allows us to break down geographical barriers, enabling our teams to easily access and share work more effectively, improving internal processes and customer relationships."

"We continue to attract and retain customers in the legal community by delivering integrated solutions that greatly simplify business processes, with the lowest cost of ownership possible," said Barry Litwin, president, Hummingbird Ltd. "By implementing the Hummingbird Enterprise suite of products, Howrey will improve their client value and therefore their competitive advantage."

About Howrey Simon Arnold & White, LLP

Founded in 1956, Howrey has offices in Washington, D.C.; Houston, Texas; Los Angeles, Irvine, Century City and Menlo Park, California; Chicago, Illinois; London, England and Brussels, Belgium. As one of the top two most frequently used law firms in the nation among Fortune 250 companies according to the National Law Journal's survey of "Who Represents Corporate America?" Howrey is "Where Leaders Go" for expertise in intellectual property, antitrust, and complex business dispute resolution. For more information, visit their website: http://www.howrey.com.


About Hummingbird Enterprise(TM)

Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

                               About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
                                             michele.stevenson@hummingbird.com
                                             ---------------------------------

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.


                                             Hummingbird Ltd.
                                             (Registrant)



Date: January 9, 2003                        By: Signed /s/ Inder P.S. Duggal
                                                        -----------------------
                                             Inder P.S. Duggal
                                             Chief Financial Officer and
                                             Chief Controller